July 05, 2016

Laura Nicholson

Special Counsel

U.S. Securities and Exchange Commission

Office of Transportation and Leisure

Washington, D.C

Re:	Alliance Freight Lines, Inc. Qualification date: December 12, 2016 File No. 024-10578

Lauies and Gentlemen:

On behalf of Alliance Freight Lines, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to the rules (File No. 024-10578), as initially filed with the Securities and Exchange Commission (“Commission”) ok July 1st, 2016 (“Offering Circular”) be withdrawn effective immediately, the company is no longer wish to pursue the offering at this time. No securities had been sold under this offering.

Regards

/s/Vladislav Gasnikov

Vladislqv Gasnikov

Chief Executive Officer

Alliance Freight Lines, Inc.

2195 Arthur Avenue

Elk Grove Village, Illinois 60007